NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
www.novawest.com E-Mail: novawest@novawest.com


03024307

For Immediate Release

Cascadia Fulfills Its 2003 Raglan Obligations By Paying to Novawest $2.2 Million Cash, $50,000 Cash and 250,000 Cascadia Shares

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

June 17, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that Cascadia International Resources Inc. ("Cascadia") of Vancouver, Canada – Symbol "CJ" on the TSX Venture Exchange, has fulfilled all of its 2003 obligations per the Option Agreement between the two companies.

Cascadia has fulfilled all four of its 2003 obligations within the Raglan Option Agreement by:

1. Arranging for Novawest a minimum $1.125 million private placement, which was part of the $1.5 million private placement recently completed by Novawest, $1.0 million of which will be spent on the 2003 Raglan exploration program and $500,000 of which has been allocated to Novawest operating capital.
2. Paying to Novawest $2.2 million cash, all of which will be applied towards on the 2003 Raglan exploration program.
3. Paying to Novawest a $50,000 cash property payment that has been allocated to Novawest operating capital.
4. Paying to Novawest 250,000 common shares of Cascadia International Resources Inc.

The overall exploration program to be carried out on the Raglan assemblage in summer/fall 2003 totals $3,550,000 which is comprised of $1.0 million Novawest received from its recently completed private placement, $2.2 million Novawest has now received from Cascadia as a result of Cascadia's now completed private placement and $350,000 from Novawest's private placement with the Quebec Government fund SIDEX, expected to close by the end of the week.

Under the terms of the Option Agreement, Novawest will act as the Operator of all exploration programs carried out on the Raglan Assemblage. Also under the terms of the Agreement Novawest will be the sole recipient of all funds applied for and received from the Quebec government as a result of the Quebec government's liberal, current and future, exploration incentive grants and programs pertaining to the property and expenditures thereon. With the addition of the $350,000 to be contributed by Novawest from the SIDEX private placement, the 3-year Option Agreement provides for exploration commitments totaling $12,350,000 as well as cash payments by Cascadia to Novawest totaling $300,000 over the three years and stock payments from Cascadia to Novawest totaling 1,000,000 common shares of Cascadia.

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An agreed, the Area of Influence between the two companies covers the entire Cape Smith/Raglan Belt extending from Ungava Bay to the east and Hudson Bay to the west. Cascadia has been provided with the Right to Accelerate its earn-in, at its discretion, any time within the three-year term, as well as an additional Acceleration Provision whereby Cascadia my accelerate its 50% earn-in immediately upon paying Novawest all unpaid cash, stock and exploration commitments. This second provision is intended to cover Cascadia should a third party wish to simultaneously buy-out the interests of both parties.

The 2003 Raglan exploration program will include an extensive airborne geophysical survey (now underway) covering the entire Raglan Assemblage, extensive ground geophysics over prioritized known targets and additional targets identified and prioritized as a result of the current airborne survey, prospecting and sampling, and a sizable diamond drilling program. It is expected that the multi-phase program will commence July 1 and run into fall 2003.

The expansive Raglan Assemblage has taken 7 years to assemble and is strategically situated between two of the world's largest metal producers Falconbridge and Anglo American. Available data indicates that the west, central and east horizons of all three of the important stratigraphies of the Raglan Belt are now mostly covered by the extensive holdings of Anglo American to the west, Novawest Resources in the centre, and Falconbridge Limited to the east and north. Collectively, these companies now encompass approximately two thousand sq. kms. at Raglan. The straddling of all three of the Raglan trends, the North Trend, the main Raglan Trend and the South Trend is a situation that appears to only be apparent on the Raglan holdings covered by Novawest Resources Inc.'s Raglan Assemblage and Falconbridge Limited's adjoining holdings most of which hosts it's producing high grade Raglan deposits.

Maps and Information Packages on the Raglan Camp and the Company in general can be obtained by contacting Novawest toll-free at 1-800-663-8990 from anywhere in North America or 604-683-8990 from elsewhere.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN.